Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF PERSON IN CHARGE OF FINANCE

BY CBIRC BEIJING BUREAU

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 23 April 2020 in relation to, among others, the appointment of Ms. Huang Xiumei as the vice president and the person in charge of finance of the Company.

The Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”) has recently issued the approval of qualification of Ms. Huang Xiumei. Pursuant to the approval, the qualification of Ms. Huang Xiumei as the person in charge of finance of the Company has been approved by the CBIRC Beijing Bureau. The term of office of Ms. Huang Xiumei as the person in charge of finance of the Company commenced on 20 May 2020.

Please refer to the announcement of the Company dated 23 April 2020 for the biographical details of Ms. Huang Xiumei.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 26 May 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie